REVISED PRELIMINARY PROXY MATERIAL

                          SCHEDULE 14A INFORMATION

               PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

    Filed by the Registrant [  ]
    Filed by a Party other than the Registrant [ X ]

    Check the appropriate box:
    [ X ]     Preliminary Proxy Statement
    [   ]     Definitive Proxy Statement
    [   ]     Definitive Additional Materials
    [   ]     Soliciting Material Pursuant to Rule 14a-11(c) or
              Rule 14a-12

                      COMMERCIAL FEDERAL CORPORATION
            (Name of Registrant as Specified In Its Charter)

                             CAI CORPORATION
              (Name of Person(s) Filing Proxy Statement,
                     if other than the Registrant)

    Payment of Filing Fee (Check the appropriate box):
    [   ]     $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-
              6(i)(1), 14a-6(i)(2) or Item 22(a)(2) of Schedule
              14A.
    [ X ]     $500 per each party to the controversy pursuant to
              Exchange Act Rule 14a-6(i)(3).
    [   ]     Fee computed on table below per Exchange Act Rules
              14a-6(i)(4) and 0-11.

    TITLE OF EACH
    CLASS OF                                          PROPOSED
    SECURITIES       AGGREGATE NUMBER                 MAXIMUM
    TO WHICH         OF SECURITIES TO       PRICE     AGGREGATE    AMOUNT
    TRANSACTION      WHICH TRANSACTION      PER       VALUE OF     OF FILING
    APPLIES          APPLIES                SHARE     TRANSACTION  FEE
    _____________    _________________      _____     ___________  _________

    [ X ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1)       Amount Previously Paid:
                 $500 Fee Paid on September 14, 1995

    (2)       Form, Schedule or Registration Statement No.:
                 Schedule 14A

    (3)       Filing Party:
                 Same as above

    (4)       Date Filed:
                 September 14, 1995

______________________________________________________________________

                    REVISED PRELIMINARY PROXY STATEMENT
                           SUBJECT TO COMPLETION

                           ____________________

                   PROXY STATEMENT OF CAI CORPORATION
                            IN OPPOSITION TO
                        THE BOARD OF DIRECTORS
                  OF COMMERCIAL FEDERAL CORPORATION
                          ____________________

                          ____________________

                   ANNUAL MEETING OF STOCKHOLDERS
                   TO BE HELD NOVEMBER 21, 1995
                         _____________________

             This Proxy Statement and the enclosed    BLUE     Proxy
        Card are being furnished by CAI Corporation ("CAI") to
        holders of common stock, par value $.01 per share (the
        "Common Stock"), of Commercial Federal Corporation, a
        Nebraska corporation (the "Company" or "CFC"), in connection with the solicitation of proxies for use at the Annual
        Meeting of Stockholders and at any and all adjournments or
        postponements thereof (the "Meeting").     According to the
        preliminary proxy statement filed by the Company with the
        Securities and Exchange Commission ("Management's Preliminary Proxy Statement"), the Meeting will be held on Tuesday, November
        21, 1995, at 10:00 a.m., at the Holiday Inn Central
        Convention Centre, "Holiday C" Meeting Room, 3321 South 72nd Street, Omaha, Nebraska, and the record date for determining stockholders entitled to notice of and to vote at the
        Meeting is October 10, 1995 (the "Record Date").  As of
        October __    , 1995, CAI and its nominees for election were the
        beneficial owners of an aggregate of 1,250,100 shares of
        Common Stock, representing approximately 9.71% of the    shares
        outstanding    on September 22, 1995    .

             THIS SOLICITATION IS BEING MADE BY CAI, AND NOT ON
        BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

             At the Meeting, three persons will be elected as
        directors of the Company to hold office for a term of three years and until their successors have been duly elected and qualified. In opposition to the solicitation of proxies by the Board of Directors of CFC (the "CFC Board"), CAI is
        proposing a slate of two nominees for election as directors of the Company.  CAI is also proposing a
        resolution (the "   Sell or Merge     Resolution") requesting the
        CFC Board to promptly seek a sale or merger of CFC by
        retaining a qualified investment banking firm for the
        specific purpose of soliciting offers to acquire the Company and establishing a committee of independent directors
        (including, if elected, the CAI nominees) to consider and recommend to the full CFC Board for approval the best available offer to acquire the Company.  CAI is soliciting
        proxies    FOR     both the election of its nominees as
        directors and the adoption of the    Sell or Merge
        Resolution.


             In connection with its opposition to the Sell or Merge Resolution, CFC is asking stockholders to support its own resolution (the "Management Resolution") more fully de scribed below (see "PROPOSAL THREE - THE MANAGEMENT RESO LUTION"). CAI is soliciting proxies AGAINST the Management Resolution.

             This Proxy Statement and the BLUE Proxy Card are first being mailed or furnished to stockholders of the Company on or about ________, 1995.

             YOUR VOTE IS IMPORTANT   , NO MATTER HOW MANY OR HOW FEW
        SHARES YOU OWN    .  PLEASE SIGN AND DATE THE ENCLOSED BLUE
        PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE PROMPTLY. PROPERLY VOTING THE ENCLOSED BLUE PROXY CARD AUTOMATICALLY REVOKES ANY PROXY PREVIOUSLY SIGNED BY YOU.

             DO NOT    RETURN ANY WHITE PROXY CARD SENT TO YOU BY CFC.

        Even if you previously have voted    on CFC's white     proxy
        card        , you have every legal right to change your vote
        by signing, dating and returning the enclosed BLUE PROXY CARD. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE MEETING.

             IMPORTANT NOTE: IF YOUR SHARES OF COMMON STOCK ARE REGISTERED IN YOUR OWN NAME, PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TO CAI IN CARE OF GEORGESON & COMPANY INC. ("GEORGESON"), THE FIRM ASSISTING CAI IN THE SOLICITATION OF PROXIES, IN THE POST-PAID ENVELOPE PROVIDED. IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A BLUE PROXY CARD WITH RESPECT TO YOUR SHARES OF COMMON STOCK AND ONLY UPON RECEIPT OF SPECIFIC INSTRUCTIONS FROM YOU. ACCORDINGLY, YOU SHOULD CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A BLUE PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK. CAI URGES YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND TO PROVIDE A COPY OF SUCH INSTRUCTIONS TO CAI IN CARE OF GEORGESON AT THE ADDRESS INDICATED BELOW SO THAT CAI WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT SUCH INSTRUCTIONS ARE FOLLOWED.

             IF YOU HAVE ANY QUESTIONS ABOUT EXECUTING YOUR PROXY OR REQUIRE ASSISTANCE, PLEASE CONTACT:

                          GEORGESON & COMPANY INC.
                             WALL STREET PLAZA
                         NEW YORK, NEW YORK  10005
                          TOLL FREE:  (800) 233-2064

      BANKS AND BROKERAGE FIRMS PLEASE CALL COLLECT:  (212) 440-9800


        REASONS FOR THE SOLICITATION

             CAI has determined to solicit proxies for the election
        of its two nominees as directors of the Company and for the
        adoption of the    Sell or Merge     Resolution because it is
        convinced that a sale or merger of CFC to or with an unaffiliated third party is in the best interests of CFC and its stockholders. CAI believes that the significant and un precedented consolidation currently underway in the banking industry means that now is the optimum time to pursue actively such a transaction. CAI is the largest holder of shares of Common Stock (holding approximately 9.71% of the
        outstanding shares    based upon the number of
        shares outstanding as of September 22    , 1995), and believes
        that its interests are aligned with those of the other stockholders of CFC. CAI has repeatedly been rebuffed in its attempts to persuade the CFC Board and management to seek a sale or merger of the Company, and believes that the CFC Board and management are acting contrary to the interests of CFC stockholders by consistently opposing such a transaction.


             CAI believes that the Management Resolution, taken together with CFC's opposition to the Sell or Merge Resolution, indicates that the CFC Board is content to adhere to CFC's unidentified "strategic business plan" and pursue a business-as-usual course of action. Accordingly, CAI has determined to solicit proxies against the Management Resolution.

             CAI believes that the election of its two nominees as
        directors of the Company and the adoption of the    Sell or
        Merge     Resolution would send a strong message to the CFC
        Board that CFC stockholders want to maximize the value of
        their investment in the Company through a sale or merger and would make it more likely that a successful acquisition of the Company will occur.  However, because the CAI nominees will fill only two of the nine seats on the CFC Board if
        elected and because the    Sell or Merge     Resolution is not
        binding on the CFC Board, there can be no assurance that the CFC Board will seek to solicit or consider offers for the sale or merger of CFC even if the CAI nominees are elected
        and the    Sell or Merge     Resolution is adopted by CFC stock
        holders. Neither CAI nor either of its nominees is working on behalf of or as a representative of any potential acquiror of the Company. CAI and its nominees are merely committed to maximizing the value of the investment of all of the stockholders of CFC. CAI intends to communicate with potential acquirors of CFC and their financial advisors with a view towards encouraging potential acquirors to submit merger and acquisition proposals to the CFC Board and the stockholders of CFC.

                                  GENERAL

        PROXY INFORMATION

             The enclosed BLUE Proxy Card may be executed only by
        holders of record at the close of business on    October 10,
        1995, which is the Record Date.

                As of October __, 1995, CAI and its nominees for election were the beneficial owners of an aggregate of 1,250,100 shares of Common Stock, representing approximately 9.71% of the

   shares     outstanding    on September 22, 1995    .
        According to the Company's Form    10K     for the period
        ended    June 30    , 1995, as of    September 22,
        1995,     there were    12,912,416     shares of Common Stock
        outstanding. For information regarding transactions in the Common Stock by CAI since March 30, 1990, see Appendix I annexed to this Proxy Statement.

             The shares of Common Stock represented by each BLUE
        Proxy    Card     which is properly executed and returned to CAI
        will be voted at the Meeting in accordance with the
        instructions marked thereon. Subject to the right of CAI to allocate votes between its two nominees in the manner described below (see "QUORUM AND VOTING"), executed but
        unmarked BLUE     Proxy Cards     will be voted FOR the
        election of CAI's two nominees as directors        FOR the
        adoption of the    Sell or Merge Resolution and AGAINST the
        Management     Resolution.

             With the exception of the election of directors and the
        consideration of the    Sell or Merge Resolution and the
        Management     Resolution, CAI is not aware at the present time
        of any other    matter     which    is     scheduled to be voted
        upon by stockholders at the Meeting.  However, if any other matter properly comes before the Meeting, the persons named as proxies on the enclosed BLUE Proxy Card will, subject to the provisions of this paragraph, have discretionary
        authority to vote all shares covered by such proxies in
        accordance with their best judgment with respect to such
        matter.  If CAI becomes aware a sufficient time in advance of the Meeting that CFC's management intends to present for
        a stockholder vote at the Meeting any    matter     not
        included on the enclosed BLUE    Proxy Card    , CAI
        intends to either    (i)     refrain from voting on any such matter
           (in which case stockholders will only be able to vote on such matter on the proxy card furnished by the CFC Board) or (ii)
        revise the BLUE Proxy Card     in order to include any such
        additional matter thereon.  CFC also will furnish stockholders with additional proxy materials describing any such additional matter. If stockholders voted or vote on the original BLUE
        Proxy Card     which does not include such additional    matter
        CAI will exercise its discretionary authority with
        respect to such additional matter and will advise
        stockholders as to how it will use such discretionary
        authority.  If a stockholder wishes to specify the manner in which his or her shares are to be voted on any such
        additional    matter    , the stockholder will have the
        opportunity to vote on the revised BLUE    Proxy Card    .
        Submission of any properly executed proxy card will revoke all prior proxy cards.

             If you hold your shares in the name of one or more brokerage firms, banks or nominees, only they can vote your shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions to vote the BLUE Proxy
           Card    .

        PROXY REVOCATION

             Whether or not you plan to attend the Meeting, CAI
        urges you to vote FOR the CAI nominees   , FOR the
        Sell or Merge Resolution and AGAINST the Management Resolution by signing, dating and returning the BLUE Proxy Card in the enclosed envelope. You can do this even if you
        have already    voted on the white     proxy card
        solicited by the CFC Board. It is the latest date proxy that counts.

             Execution of a BLUE Proxy Card will not affect your right to attend the Meeting and to vote in person. Any stockholder granting a proxy (including a proxy given to the Company) may revoke it at any time before it is voted by (a) submitting a duly executed new proxy bearing a later date,
        (b) attending and voting at the Meeting in person, or (c) at any time before a previously executed proxy is voted, giving written notice of revocation to either CAI, c/o Georgeson & Co., Wall Street Plaza, New York, New York, 10005, or the
        Company,    2120 South 72nd Street, Omaha, Nebraska,
        68124, attention:  Corporate Secretary    .  Merely attending
        the Meeting will not revoke any previous proxy which has
        been duly executed by you.  The    BLUE     Proxy Card
        furnished to you by CAI, if properly executed and delivered, will revoke all prior proxies.

             IF YOU PREVIOUSLY EXECUTED AND RETURNED A    WHITE     PROXY
        CARD TO THE COMPANY, CAI URGES YOU TO REVOKE IT BY SIGNING, DATING AND MAILING THE BLUE PROXY CARD IN THE ENCLOSED
        ENVELOPE.  NO POSTAGE IS REQUIRED FOR MAILING WITHIN THE
        UNITED STATES.

             CFC ANNUAL REPORT AND MANAGEMENT'S PROXY STATEMENT

             An Annual Report to Stockholders (the "Annual Report") covering CFC's fiscal year ended June 30, 1995, including financial statements, is required to be furnished to stockholders by the Company. Such Annual Report to Stockholders does not form any part of the material for the solicitation of proxies by CAI.

             It is expected that the CFC Board will also solicit proxies for use at the Annual Meeting and will furnish a Proxy Statement in connection therewith ("Management's Proxy Statement"). Neither CAI nor any of its affiliates is presently an officer or director, or otherwise engaged in the management, of CFC. Consequently, CAI does not have current information concerning the Common Stock of the Company, the beneficial ownership of such stock by the principal holders thereof, other information concerning the Company's management, the procedures for submitting proposals for consideration at the next Annual Meeting of Stockholders of the Company and certain other matters regarding the Company and the Meeting required by the rules of the Securities and Exchange Commission to be included in a proxy statement. Accordingly, reference is made to Management's Proxy Statement for such information.

             CAI does not make any representation as to the accuracy or completeness of the information contained in the Annual Report and Management's Proxy Statement.

                             QUORUM AND VOTING

             Management's Proxy Statement is required to provide information about the number of shares of CFC's stock outstanding and entitled to vote, the number of record holders thereof and the Record Date for the Meeting, and reference is made thereto for such information. Only shareholders of record at the close of business on the Record Date are entitled to notice of and to vote on matters that come before the Meeting.

             The presence in person or by proxy of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Meeting is necessary to constitute a quorum at the Meeting. If a quorum is not present or represented by proxy, the stockholders entitled to vote, present or represented by proxy, have the power to adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present or represented.

             Pursuant to the Bylaws of CFC and Nebraska law, each stockholder voting for the election of directors is entitled to either vote for as many persons as there are directors to be elected or to cumulate votes by multiplying the number of shares held by such stockholder by the number of directors to be elected. Each stockholder will be entitled to cast votes for one director or distribute them among any number
        of candidates.     Directors will be elected by a plurality
        of votes cast by stockholders at the Meeting.  Votes     not
        cast at the Meeting because of abstentions or broker non-votes are not considered in connection with determining the outcome of the election of directors.

             CAI has only nominated two persons for election to the
        CFC Board.     According to Management's Preliminary Proxy
        Statement, the CFC Board has nominated     three persons
        for the three positions being filled at the Meeting.
        Therefore there will        be five nominees for three seats
        on the CFC Board, and the three nominees who receive the greatest number of votes will be elected. Stockholders who use the BLUE
           Proxy Card     furnished by CAI will not be able to vote for
        any of CFC's nominees.  Stockholders who use    CFC's     proxy
        card        will not be able to vote for    any of CAI's
            nominees.  Stockholders are not permitted to use both
        proxy cards and accordingly cannot vote for CAI's nominees
        on its BLUE    Proxy Card     and also vote for one
        other nominee using CFC's proxy card.  Any stockholder who wishes to vote for one or more of CAI's nominees and one or more of the Company's nominees will be required to vote by ballot at the Meeting.  However, the cumulative voting
        process insures that no votes are wasted by voting on CAI's
        BLUE    Proxy Card    , as each vote cumulated toward
        the election of the CAI nominees will increase their chance of being elected.

           CAI intends to vote all of its shares, and those for which CAI is given proxies, for the election of the CAI nominees. CAI intends to cumulate its votes in such a manner as to obtain maximum representation on the CFC Board.

             Unless otherwise indicated by a stockholder, a vote for the CAI nominees will give CAI discretionary authority to cumulate all votes to which the stockholder is entitled and to allocate them in favor of either or both of CAI's nominees as CAI may determine. The effect of cumulation and voting in accordance with that discretionary authority may be to offset the effect of a stockholder's having withheld authority to vote for one of CAI's nominees because proxyholders will be able to allocate votes of stockholders who have not withheld authority to vote in any manner they determine among such nominees. If a stockholder desires specifically to allocate votes among CAI's nominees, the
        stockholder should so specify on the    BLUE Proxy Card    .

             With respect to the voting upon the    Sell or Merge
        Resolution and    the Management Resolution    ,
        each share of Common Stock entitles the holder thereof to
        one vote, and action requires the affirmative vote of a majority of the shares represented and entitled to vote at the Meeting.  Accordingly, assuming a quorum is present at the Meeting, abstentions will count as votes cast against
        the    Sell or Merge     Resolution and    the
        Management Resolution,     and broker non-votes will have no
        effect    on the outcome of the vote on either resolution    .

                    PROPOSAL ONE - ELECTION OF DIRECTORS

             The Company's Articles of Incorporation have set the total number of directors at nine and provide that the CFC Board shall be divided into three classes, each having a staggered term of three years. Three directors will be elected for a term of three years at the Meeting.

             The nominees of CAI for election by stockholders to the CFC Board at the Meeting are Messrs. Robin R. Glackin and Steven M. Ellis, each of whom owns one-third of the outstanding voting stock of CAI. Each of these nominees has consented to serve as a director if elected, and it is not contemplated that either of them will be unavailable for election as a director. If either nominee at the time of election is unable to serve or is otherwise unavailable for election, CAI intends to nominate Mr. Byron Lax (who also owns one-third of the outstanding voting stock of CAI) as a replacement nominee for election. Should an additional replacement nominee be required, the persons named on the
        enclosed BLUE Proxy    Card     will vote for the substitute
        nominee selected by CAI. CAI is proposing the election of two nominees in opposition to the nominees proposed by the CFC Board.

             CAI RECOMMENDS THAT YOU VOTE "FOR" ITS NOMINEES ON THE ENCLOSED BLUE PROXY CARD.

             The information below is provided with respect to CAI's nominees for directors of the Company and its alternative nominee. Each of the nominees and the alternative nominee is a United States citizen.

             Robin R. Glackin, age 50, is President, Chief Executive Officer and a director of CAI with which he has been associated since 1989. From 1990, Mr. Glackin also served as chairman of the board of Mortgage Innovations, Inc. a consulting firm specializing in providing financial, operational and valuation consulting services to the mortgage banking, thrift and banking industries. During 1987, Mr. Glackin was Chief Administrative Officer of Trammell Crow Company, which at that time was the largest real estate company in North America. Mr. Glackin was President, Chief Operating Officer and a director of First Texas Savings Association, the largest Savings and Loan and fifth largest financial institution in Dallas, from 1981-1986. Prior to that, Mr. Glackin was employed by Citibank, New York from 1975 to 1981 and ultimately served as Vice President and Regional Business Manager of that entity. Mr. Glackin is also the principal executive officer of Glackin Associates, a consulting and investment company, President of Enlight Industries, L.L.C., a manufacturing company, and a director of Davis BanCorporation, Inc., a bank holding company headquartered in Oklahoma which is not affiliated with the Company. Mr. Glackin received a Masters of Business Administration in 1974 and a bachelor of arts degree in political science and economics in 1974, both from Columbia University, New York.

             Steven M. Ellis, age 37, has been a Senior Vice President, Treasurer and a director of CAI since 1992. From 1990 to 1992, Mr. Ellis served as Chief Executive Officer of Mortgage Innovations, Inc., a consulting firm specializing in providing financial, operational and valuation consulting services to the mortgage banking, thrift and banking industries. From 1989 to 1992 Mr. Ellis was a principal of Lax, Boston & Ellis, Inc., an investment banking and advisory firm providing services to the financial services industry in the areas of strategic capital planning, merger and acquisition consultation, valuations of companies, and asset and liability management. From 1985 to 1989, Mr. Ellis was a Vice President of the Financial and Regulatory Consulting Division of Ferguson & Company, a management consulting firm specializing in the financial services industry. From 1980 to 1985, Mr. Ellis was an auditor at Arthur Andersen & Co., where he handled audits and other matters relating to financial institutions. Mr. Ellis is also Treasurer and Secretary and a director of Davis BanCorporation, Inc., a bank holding company headquartered in Davis, Oklahoma which is not affiliated with the Company. Mr. Ellis received his Bachelors in Business Administration in Accounting from Abilene Christian University, Abilene, Texas in 1980.

             Byron Lax, age 53, has been a Senior Vice President, Chief Operating Officer and a director of CAI since 1992. From 1990 to 1992, Mr. Lax served as Chief Operating Officer of Mortgage Innovations, Inc., a consulting firm specializing in providing financial, operational and valuation consulting services to the mortgage banking, thrift and banking industries. From 1989 to 1992, Mr. Lax was a principal of Lax, Boston & Ellis, Inc., an investment banking and advisory firm providing services to the financial services industry in the areas of strategic capital, merger and acquisition consultation, valuation of companies, and asset and liability management. From 1987 until the formation of Lax, Boston & Ellis, Inc. in 1989, Mr. Lax was employed by Underwood, Neuhaus & Company, an investment banking firm, where he provided similar services to the financial services industry. From 1985 until 1987, Mr. Lax was a principal in the firm of Ferguson & Company, a management consulting firm specializing in the financial services industry. Prior to 1985, Mr. Lax was engaged in the oil and gas business, and, until 1981 was a partner in Fox & Company, a national firm of certified public accountants where he practiced primarily in the oil and gas industry, and secondarily in the thrift industry, in the areas of business combinations and capital formation. Mr. Lax received his Bachelors in Business Administration in accounting from The University of Texas in 1964.

             If the two CAI nominees are elected to the CFC Board, seven of nine members of the CFC Board will be management nominees, and CAI will not be in control of the CFC Board. Since CFC's bylaws provide that action by the CFC Board requires a majority vote of the directors present at a meeting at which a quorum is present, the CAI nominees ordinarily will not be able to cause any action to be taken or not taken by the CFC Board unless at least one (assuming only five directors are present at a meeting of the CFC Board) and as many as three (assuming all nine directors are present at such a meeting) other directors agree with the position of the CAI nominees. Nevertheless, the CAI nominees may, because of their different backgrounds and expertise, be able to inform and persuade other directors sufficiently to cause the CFC Board to take or not take various action. Although three directors will be elected at the Meeting, CAI is only seeking to elect its nominees to two of the three available director positions because applicable federal banking law would require CAI to obtain prior approval of the Office of Thrift Supervision in order for three CAI representatives to serve on the CFC Board.

             If elected, the CAI nominees intend to seek to persuade
        the CFC Board to take action aimed at causing a sale or
        merger of the Company to or with another financial
        institution.  However, the CAI nominees will only seek to
        persuade the CFC Board to approve such a transaction if they believe that the value of the transaction is fair to the stockholders of CFC. CAI and the CAI nominees believe that the election of the CAI nominees and the adoption of the
           Sell or Merge     Resolution would send a strong message to the
        CFC Board that CFC stockholders want to maximize the value of their investment in the Company through a sale or merger, and would make it likely that a successful acquisition of
        the Company will occur.  However, because the CAI nominees will fill only two of the nine seats on the CFC Board if
        elected and because the    Sell or Merge     Resolution is not
        binding on the CFC Board, there can be no assurance that the
        CFC Board will seek to solicit or consider offers for the
        sale or merger of CFC even if the CAI nominees are elected
        and the    Sell or Merge     Resolution is adopted by CFC stock
        holders. None of CAI, either of its nominees or its alternative nominee is working on behalf of or as a representative of any potential acquiror of the Company.
        CAI, its nominees and its alternative nominee are merely committed to maximizing the value of the investment of all of the stockholders of CFC. CAI intends to communicate with potential acquirors of CFC and their financial advisors with a view towards encouraging potential acquirors to submit merger and acquisition proposals to the CFC Board and the stockholders of CFC.

                PROPOSAL TWO - THE    SELL OR MERGE     RESOLUTION

             CAI intends to present the    Sell or Merge     Resolution
        set forth below for a vote at the Meeting.

             CAI RECOMMENDS THAT YOU VOTE "FOR" THE    SELL OR MERGE
        RESOLUTION.

             The text of the    Sell or Merge     Resolution is as follows:

                  RESOLVED, that the stockholders of Commercial
             Federal Corporation ("CFC"), believing that the value of their investment in CFC can be maximized through a sale or merger of CFC to or with an unaffiliated party, hereby request that the Board of Directors of CFC promptly proceed to effect such a sale or merger by (i) retaining a leading investment banking firm to solicit offers to acquire CFC, and (ii) establishing a committee of independent non-management directors to recommend to the full Board for approval the best available offer to acquire CFC that is fair to, and in the best interests of, the stockholders of CFC; provided, however, that such committee shall be comprised of no more than five persons and that any person nominated for election to the Board by CAI Corporation and so elected shall be appointed as members of such committee.

             The    Sell or Merge     Resolution sets forth two requests of
        the CFC Board on the part of stockholders.  Even if approved by a majority of the shares of Common Stock represented at
        the Meeting, the    Sell or Merge     Resolution will not be
        binding on the CFC Board.  CAI believes, however, that if
        the    Sell or Merge     Resolution receives substantial support
        from stockholders, the CFC Board may choose to carry out the
        requests set forth in the    Sell or Merge     Resolution.

             The    Sell or Merge     Resolution requests that the CFC
        Board retain a leading investment banking firm for the
        specific purpose of soliciting offers to acquire the Company by sale or merger. CAI believes that such an investment banking firm could be instrumental in identifying potential acquirors and in advising the Company and the CFC Board
        concerning any acquisition proposals or offers.  The    Sell or
        Merge     Resolution also requests that the CFC Board establish
        a committee of up to five members of the CFC Board who are not officers or employees of the Company, including any CAI nominee elected to the CFC Board, to consider and recommend approval of offers to acquire the Company by sale or merger. CAI believes that directors who are employees of the Company have a potential conflict of interest in considering a proposed change in ownership of the Company, and that accordingly, the committee should be composed of only non-management directors.

             CAI believes that approval of the    Sell or
        Merge Resolution, together with the election of the CAI
        nominees,     would send a strong message to the CFC Board that
        CFC stockholders want to maximize the value of their investment in the Company through a sale or merger, and would make it more likely that a successful acquisition of the Company will occur.


                 PROPOSAL THREE - THE MANAGEMENT RESOLUTION

             According to Management's Preliminary Proxy Statement, the CFC Board intends to present the Management Resolution set forth below for a vote at the Meeting.

                    CAI RECOMMENDS THAT YOU VOTE AGAINST
                         THE MANAGEMENT RESOLUTION.

             The text of the Management Resolution is as follows:

                  RESOLVED, that the stockholders of Commercial
             Federal Corporation ("CFC") hereby recommend that the Board of Directors continue, with the assistance of CFC's independent financial advisor, Merrill Lynch & Co., the Board's active and ongoing evaluation of the strategic alternatives available to CFC through continued reviews, and that the Board remain open to all options available to CFC for maximizing value for CFC and its stockholders, including through possible merger, acquisition and/or other business combination transactions.

             CAI believes that presentation of the Management Reso lution is designed to deflect attention from the real issue which stockholders are being asked to address at the Meeting -- whether or not the CFC Board should take immediate and concrete action in furtherance of the sale or merger of the Company.

             As more fully described below (see "INFORMATION ABOUT PARTICIPANTS IN CAI PROXY SOLICITATION; BACKGROUND OF THE SOLICITATION), CAI entered into an agreement with CFC in October 1993 which granted representatives of CAI the right to meet with the CFC Board periodically. Based upon its attendance at meetings of the CFC Board, CAI believes that the CFC Board has never engaged in any meaningful evaluation of the strategic alternatives available to the Company or seriously explored a sale or merger of the Company. In particular, to the knowledge of CAI, the CFC Board has never permitted its financial advisors to pursue even exploratory conversations with likely acquirors of the Company in order to ascertain the values which could be realized by stockholders in a sale or merger. Unlike the Sell or Merge Resolution, the Management Resolution fails to contain any definitive commitment on the part of the CFC Board to pursue a sale or merger of the Company.

             CAI believes that if the Management Resolution is adopted, the CFC Board and CFC's management will interpret such adoption as a message from the Company's stockholders that it is acceptable for the CFC Board to continue with business as usual. Unlike the Sell or Merge Resolution, the Management Resolution does not make it sufficiently clear that the Company's stockholders desire the CFC Board to actively pursue a sale or merger of the Company.

             CAI believes that if stockholders desire to send a strong message to the CFC Board that they want to maximize the value of their investment through a sale or merger, CFC stockholders should vote FOR the Sell or Merge Resolution (Proposal 2) and AGAINST the Management Resolution (Proposal 3).

            OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

             It is expected that the CFC Board will send to you Management's Proxy Statement discussing, in addition to the election of directors, any other matter that may properly come before the Annual Meeting.  With the exception of the
        election of directors and the consideration of the    Sell or
        Merge Resolution and the Management     Resolution, CAI is not
        aware at the present time of any other    matter     which
        are is scheduled to be voted upon by stockholders at the Meeting. However, if any other matter properly comes before the Meeting, the persons named as proxies on the enclosed
        BLUE Proxy Card will, subject to the provisions of this paragraph, have discretionary authority to vote all shares covered by such proxies in accordance with their best judgment with respect to such matter.  If CAI becomes aware a sufficient time in advance of the Meeting that CFC's management intends to present for a stockholder vote at the
        Meeting any    matter     not included on the enclosed BLUE
           Proxy Card    , CAI intends to either    (i)     refrain
        from voting on any such matter    (in which case stockholders
        will only be able to vote on such matter on the proxy card furnished by the CFC Board) or (ii) revise the BLUE Proxy
        Card     in order to include any such
        additional matter thereon.  CFC also will furnish
        stockholders with additional proxy materials describing any such additional matter. If stockholders voted or vote on
        the original BLUE    Proxy Card     which does not
        include such additional    matter    , CAI will exercise
        its discretionary authority with respect to such additional matter and will advise stockholders as to how it will use such discretionary authority. If a stockholder wishes to specify the manner in which his or her shares are to be
        voted on any such additional    matter    , the stockholder
        will have the opportunity to vote on the revised BLUE
        Proxy Card    .  Submission of any properly executed proxy
        card will revoke all prior proxy cards.


                           PRINCIPAL SHAREHOLDERS

                  The following table sets forth, as of
        October     __, 1995, the number and percent of outstanding
        shares of Common Stock beneficially owned by CAI and each of Messrs. Glackin, Ellis, and Lax:

                                   Number of        Percentage of
                                   Shares           Shares
        Name and address           Beneficially     Beneficially
        of 5% shareholders         Owned            Owned    (2)
        __________________         _______________  ________________

        CAI Corporation               1,250,100          [9.71%]
          12770 Coit Road
          Suite 902
          Dallas, TX  75251

               Robin R. Glackin       1,250,100(1)       [9.71%]
          12770 Coit Road
          Suite 902
          Dallas, TX  75251

               Steven M. Ellis        1,250,100(1)       [9.71%]
          12770 Coit Road
          Suite 902
          Dallas, TX  75251

               Byron A. Lax           1,250,100(1)       [9.71%]
          12770 Coit Road
          Suite 902
          Dallas, TX  75251

               The above parties as   1,250,100          [9.71%]
        a group


        (1) All the 1,250,100 shares are owned beneficially and of record by CAI. Messrs. Ellis, Glackin and Lax hold their interest in CFC solely through their ownership of shares of, and positions as directors and officers of, CAI. Together with CAI, such individuals may be deemed to comprise a "group" within the meaning of Section 13(a)(3) of the Securities Exchange Act of 1934, as amended, although nothing herein shall be deemed an admission by any of them that a "group" exists, and have filed a Schedule 13D with the SEC in respect of their investment in CFC.

        (2)  Percentage of shares based upon    12,912,416     shares
             of Common Stock, which represents the number of shares
             outstanding    on September 22, 1995     according to the
             Company's Form    10K     for the    fiscal year
             ended    June 30    , 1995.

             Management's Proxy Statement is expected to set forth information as to the number and percentage of outstanding shares beneficially owned by (i) each person known by CFC to own more than 5% of the outstanding Common Stock, (ii) each director of CFC, (iii) each of the five most highly paid executive officers of CFC, and (iv) all executive officers and directors of CFC as a group, and reference is made thereto for such information.

         INFORMATION ABOUT PARTICIPANTS IN CAI PROXY SOLICITATION;
                       BACKGROUND OF THE SOLICITATION

             The proxies solicited hereby are sought by CAI.  Robin
        R. Glackin, Steven M. Ellis, and Byron A. Lax, the sole voting shareholders, directors and executive officers of CAI, may also be deemed "participants" in this solicitation, as that term is defined in Schedule 14A under the Securities and Exchange Act of 1934, as amended. The present principal occupations of Messrs. Glackin, Ellis and Lax are as follows: Robin R. Glackin is President, Chief Executive Officer and Director of CAI; Steven M. Ellis is Senior Vice President, Treasurer and Director of CAI; and Byron A. Lax is Senior Vice President, Chief Operating Officer and Director of CAI.

             CAI's principal business relates to investments in securities, including those of CFC and other financial institutions.

             As described above, as of the date of this Proxy Statement, CAI directly beneficially owned 1,250,100 shares of Common Stock of the Company, comprising approximately
        9.71% of the         shares of Common Stock    outstanding
        as of September 22, 1995    .  The shares of Common Stock owned
        by CAI were acquired as follows: (i) 100 shares were acquired in an open market transaction on September 27, 1991, and (ii) 1,250,000 shares were acquired upon the exercise on May 4, 1993 of warrants to purchase an aggregate of 1,250,000 such shares (see Appendix A, "Acquisition of
        CFC Securities By CAI").

             On June 14, 1993, CAI submitted a shareholder proposal (the "Shareholder Proposal") for inclusion in CFC's proxy materials requesting that the CFC Board seek and consider bids in respect of such a sale or merger. After a series of discussions with the management of CFC and representatives of Merrill Lynch & Co., the financial advisors retained by CFC, CAI's representatives were encouraged that the CFC Board was focused on enhancing shareholder value. On October 1, 1993, CAI withdrew the Shareholder Proposal upon entering into an agreement with CFC (the "1993 Agreement") granting CAI the right to have three representatives meet with the CFC Board at least four times a year, including attendance at the CFC Board's annual planning session. It was CAI's belief that these meetings would allow CAI to express its views with respect to potential changes in operations, capital structure and/or ownership of CFC as a means of enhancing stockholder value. Ultimately, these arrangements proved unsatisfactory to CAI and its principals, who were not provided sufficient information concerning CFC and its operations and who were excluded from key meetings of the CFC Board, and whose input and participation under the 1993 Agreement were rendered largely meaningless. The Shareholder Proposal and the 1993 Agreement are further described in Amendments No. 5 and 6 to the Schedule 13D, filed by CAI with the SEC on June 15, 1993 and October 1, 1993, respectively.

             By letter dated July 12, 1995, CAI requested (the "CAI Request"), that the CFC Board include two nominees selected by CAI among the slate of three persons nominated by the CFC Board for election as directors of CFC at the Meeting. CAI also requested that CFC solicit proxies in favor of the election of such nominees in CFC's proxy statement relating to the Meeting.

             On August 23, 1995, CFC responded by telephone to the CAI Request (the "CFC Response"), offering to either increase the size of the CFC Board by one seat and permit CAI to nominate one person for inclusion on the slate of four persons nominated for election by the CFC Board or to designate two persons selected by CAI to fill non-voting advisory positions on the CFC Board. In light of the failure of CFC's management to announce any meaningful strategic changes to enhance shareholder value, the CFC Response was unacceptable to CAI. Accordingly, CAI decided that in connection with the Meeting, it would solicit proxies from the stockholders of CFC in opposition to the solicitation by the CFC Board and in favor of the election of the two CAI nominees to the CFC Board and the adoption of
        the    Sell or Merge     Resolution.

             On September 14, 1995, CFC delivered a letter to CAI in which it purported to terminate the 1993 Agreement. CAI responded to such letter on September 19, 1995, stating that neither the actions taken by CAI nor the actions CAI anticipated taking in the foreseeable future constituted grounds for termination of the 1993 Agreement. Accordingly, CAI demanded that CFC rescind its purported termination.

             Except as aforesaid or in Appendix I hereto, none of CAI, the CAI nominees nor any of their respective affiliates or associates, directly or indirectly, beneficially owns any shares of Common Stock of the Company or any securities of any parent or subsidiary of the Company, has had any relationship with the Company in any capacity other than as a stockholder, nor is or has been a party to any transactions, or series of similar transactions, since __________, nor is any currently proposed transaction known to any of them, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates or associates had, or will have, a direct or indirect material interest, nor has any nominee, nor CAI, nor any of their respective affiliates or associates, entered into any agreement or understanding with any person respecting any future employment by the Company or its affiliates or any future transactions to which the Company or any of its affiliates will or may be a party. Other than the agreements by CAI's nominees to serve as directors of the Company if elected, there are no contracts, arrangements or understandings by any nominee, CAI or any of their respective affiliates or associates within the past year with any person with respect to the Company's securities.

                        PROXY SOLICITATION; EXPENSES

             CAI will bear the entire expense of preparing, assembling, printing and mailing this Proxy Statement and the BLUE Proxy Card and the cost of soliciting proxies.

             The total cost of this proxy solicitation (including fees of attorneys, solicitors and advertising and printing expenses) is estimated to be approximately $______. Approximately $________ of such costs have been paid to date. To the extent legally permissible, CAI will seek reimbursement from the Company for the costs of this solicitation. CAI does not currently intend to submit approval of such reimbursement to a vote of stockholders of the Company at a subsequent meeting unless required by law.

             In addition to this initial solicitation by mail, proxy solicitations may be made by CAI and Messrs. Glackin, Ellis and Lax, without additional compensation, except for reimbursement of reasonable out-of-pocket expenses. CAI will pay to banks, brokers and other fiduciaries their reasonable charges and expenses incurred in forwarding proxy materials to their principals and in obtaining authorization for execution of proxies.

             CAI has retained Georgeson to assist in the solicitation of proxies. CAI has agreed to pay Georgeson a fee of $__________ ($________ of which has already been paid) and to reimburse it for reasonable out-of-pocket expenses. CAI has agreed to indemnify and hold harmless Georgeson against any loss, damage, expense (including reasonable legal fees and expenses), liability or claim relating to or arising out of Georgeson's performance of its agreement with CAI except where Georgeson, its employees or agents fail to comply with the agreement, provided, however, that CAI is not obligated to indemnify or hold harmless Georgeson against any such loss, damage, expense, liability or claim which results from gross negligence, bad faith or willful misconduct on the part of Georgeson, its employees or agents. Georgeson will solicit proxies from individuals, brokers, banks, nominees and other institutional holders. Approximately ____ persons will be utilized by Georgeson in its solicitation efforts, which may be made by telephone and telegram and in person.

                           ADDITIONAL INFORMATION

             CAI and Messrs. Glackin, Ellis and Lax have jointly filed with the Securities and Exchange Commission (the "SEC") an Amended Statement on Schedule 13D, which contains information in addition to that furnished herein. This Amended Schedule 13D may be inspected at and copies may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C., 20549.

                                 CAI CORPORATION

                                 Robin R. Glackin
                                 President

           October     __, 1995

                            ____________________


        IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE, PLEASE
        CONTACT:

                          Georgeson & Company Inc.
                             Wall Street Plaza
                         New York, New York  10005
                          Toll Free (800) 223-2064

              Banks and Brokerage Firms please call collect:
                              (212)  440-9800

___________________________________________________________________________

                                                          APPENDIX I

                    ACQUISITION OF CFC SECURITIES BY CAI

             On March 30, 1990, CAI sold to CFC 600,000 shares of
        Variable Rate    Cumulative     Series A Preferred Stock of
        Commercial Federal Savings and Loan Association, whose name has been changed to Commercial Federal Bank, a Federal Savings Bank, Omaha, Nebraska (the "Bank") and which is the principal subsidiary of CFC, in consideration of (i) a promissory note, due March 30, 1990, issued by CFC to CAI in the original principal amount of $14,000,000, secured by the purchased Preferred Stock, and (ii) a warrant expiring March 31, 1992 to purchase 1,000,000 shares of CFC Common Stock at an exercise price of $3.00 per share ("Warrant W-1").

             Because CFC's independent funds were insufficient to repay the CFC Note and because of regulatory restrictions on the Bank's ability to pay dividends to CFC for that purpose, on March 22, 1991, CFC entered into a modification agreement with CAI pursuant to which, among other things, (i) the dates for repayment of the CFC Note were extended, (ii) Warrant W-1 was modified to reduce the exercise price per share from the original $3.00 per share to $2.00 per share, to extend the exercise date to a date six years from the date the last principal payment is made on the CFC Note, to allow for assignment of Warrant W-1 to certain parties and to provide, under certain circumstances, for the registration under the Securities Act of 1933, as amended (the "1933 Act"), at CFC's expense, of the shares of Common Stock issued upon exercise of Warrant W-1, and (iii) on March 22, 1991, CFC issued to CAI a second warrant ("Warrant W-2") to purchase 250,000 shares of CFC Common Stock for $3.625 per share, which was the closing bid price per share on March 21, 1991 (Warrant W-1 and Warrant W-2, collectively, the "CFC Warrants").

             On July 10, 1992 CFC prepaid the then outstanding $11,600,495.85 balance of the CFC Note out of proceeds of an underwritten public offering of CFC Common Stock under the 1933 Act pursuant to CFC's prospectus dated July 1, 1992.

             On March 31, 1991, Mr. Glackin granted an option to Messrs. Ellis and Lax for the purchase by each of one-third of Mr. Glackin's ownership of CAI. Mr. Ellis and Lax exercised these options on March 23, 1992. As a result, Messrs. Glackin, Ellis and Lax each currently own one-third of the outstanding voting securities of CAI.

             On September 27, 1991, CAI purchased 100 shares of CFC Common Stock in the open market for an aggregate of $639.75 using working capital.

             On May 4, 1993, CAI purchased for an aggregate of $2,906,250 in cash an aggregate of 1,250,000 shares of CFC Common Stock from CFC upon exercise of the CFC Warrants. The CFC Warrants were exercised to facilitate CAI's realization of the value of its investment. The shares of CFC Common Stock purchased upon the exercise of the CFC Warrants were registered by CFC under the 1933 Act under a CFC Form S-3 Registration Statement, which became effective on April 22, 1993.

             The above transactions are reflected in the Schedule 13D filed by CAI on February 13, 1992 pursuant to Rule 13d-2(a) of Regulation 13D-G under the Securities and Exchange Act of 1934, as amended by Amendment No. 1 dated February 18, 1992, Amendment No. 2 dated March 23, 1992, Amendment No. 3 dated January 21, 1993, Amendment No. 4 dated May 4, 1993, Amendment No. 5 thereto dated June 15, 1993, Amendment No. 6 dated October 1, 1993, Amendment No. 7 dated October 6, 1993, and Amendment No. 8 dated July 13, 1995 and Amendment No. 9 dated September __, 1995.

_____________________________________________________________________

                             [FORM OF PROXY CARD]

                 REVISED PRELIMINARY PROXY MATERIALS SUBJECT
                                TO COMPLETION
   PROXY
   CARD           PROXY SOLICITED BY CAI CORPORATION ("CAI")
                   IN OPPOSITION TO THE BOARD OF DIRECTORS
                      OF COMMERCIAL FEDERAL CORPORATION

               The undersigned hereby appoints              and
                 , and each of them, the proxy or proxies of the undersigned, with full power of substitution, to vote all shares of Common Stock, par value $.01 per share, of Commercial Federal Corporation (the "Company") which the undersigned would be entitled to vote if personally
          present at the Annual Meeting of    Stockholders
          of the Company to be held on November 21, 1995, and at any and all adjournments or postponements thereof.

              CAI RECOMMENDS A VOTE FOR    PROPOSALS     1 AND 2.

               1.   Election of Directors (check one box only)

          / /  FOR both nominees        / /  WITHHOLD AUTHORITY
               listed below:                 to vote for both
                                             nominees listed
                                             below:

          ROBIN R. GLACKIN            STEVEN M. ELLIS
          (To withhold authority to vote for any individual nominee, check the "FOR" box above and write that nominee's name on the line provided below.)

                          __________________________

               2.      CAI's Sell or Merge Resolution as
          more fully described in    CAI's     Proxy Statement dated
          ______________, 1995       .

               / / FOR        / / AGAINST         / / ABSTAIN


                  CAI RECOMMENDS A VOTE AGAINST PROPOSAL 3.

               3.   Commercial Federal Corporation's Management
          Resolution as more fully described in CAI's Proxy State
          ment dated               , 1995.

               / / FOR        / / AGAINST         / / ABSTAIN


               The proxies are hereby authorized to vote in their discretion upon all other matters which may properly come before the Meeting or any adjournments or postponements thereof.


[REVERSE] THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO DIRECTION
          IS INDICATED, IT WILL BE VOTED FOR THE ELECTION OF THE
          NOMINEES LISTED IN    PROPOSAL     1, FOR THE ADOPTION OF
          THE RESOLUTION DESCRIBED IN    PROPOSAL 2, AGAINST THE
          ADOPTION OF THE RESOLUTION DESCRIBED IN PROPOSAL 3     AND, IN
          THE DISCRETION OF THE PROXIES, ON SUCH OTHER MATTERS AS
          MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS
          OR POSTPONEMENTS THEREOF.  There is cumulative voting in
          the election of directors and, unless otherwise indicated
          by the stockholder, a vote for the nominees listed in
          Proposal     1 will give the proxies discretionary authority
          to cumulate all votes to which the undersigned is entitled and to allocate such votes in favor of one or both of such nominees, as the proxies may determine.

         CAI RECOMMENDS THAT YOU VOTE FOR EACH OF THE NOMINEES
         NAMED IN    PROPOSAL 1,     FOR THE RESOLUTION
         DESCRIBED IN     PROPOSAL 2 AND AGAINST THE RESOLUTION
         DESCRIBED IN PROPOSAL 3.

              The undersigned hereby acknowledges receipt of the
         Proxy Statement of CAI Corporation dated        , 1995.

                             DATED:  ___________, 1995

                             _______________________________________
                             Signature

                             _______________________________________
                             Signature, if held jointly

                             _______________________________________
                             Title or Authority

                             Please sign exactly as your name
                             appears on this proxy.  Joint owners
                             should each sign personally.  If
                             signing as attorney, executor,
                             administrator, trustee or guardian,
                             please include your full title.
                             Corporate proxies should be signed by
                             an authorized officer.

         PLEASE SIGN, DATE AND RETURN THIS CARD PROMPTLY USING THE ENCLOSED ENVELOPE.